August 28, 2024

Ken Tsang
Chief Financial Officer
Next Technology Holding Inc.
Ruoom 519, 05/F, Block T3, Qianhai Premier Finance Centre Unit 2,
Guiwan Area, Nanshan District, Shenzhen, China 518000

       Re: Next Technology Holding Inc.
           Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2023 Response dated August 14, 2024
           File No. 001-41450
Dear Ken Tsang:

       We have reviewed your August 14, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 30, 2024 letter.

Form 10-K and 10-KA for the Fiscal Year Ended December 31, 2023
Item 1. Business, page 1

1. We note that you may periodically sell Bitcoin for general corporate purposes, enter into additional capital raising transactions that are collateralized by Bitcoin holdings, and may consider pursuing strategies to create income streams or otherwise generate funds using
       your Bitcoin holdings. Please tell us how the Chinese government   s ban
on crypto
       currency impacts your operations. Revise to include a discussion of any restrictions related to the use or trading of Bitcoin in China and how that might impact your business strategies, financial condition and results of operations.
General

2. We will consider further your revised disclosures in response to prior comment 1 as well as comments 1, 2, 5 and 6 of your letter dated July 19, 2024 and may have additional comments after reviewing your amended filings.
 August 28, 2024
Page 2

Form 10-Q for the Quarterly Period Ended June 30, 2024
Note 2. Summary of Significant Accounting Policies
Digital Assets, page 6

3. Your disclosure relatied to your accounting for digital assets in your Form 10-Q filings appears to refer to outdated guidance. In this regard, you state in the December 31, 2023
       Form 10-K/A that you early adopted ASU 2023-08 in fiscal 2023 such that your digital assets are measured at fair value with changes recognized in net income. Please revise.
Note 8. Prepayments, page 11

4. We note from your response to prior comment 2 that you are still negotiating the terms of the remaining 60% balance due for the purchase of 1,000 BTC. Please address the following:
           Explain the reasons for the delay in completing this transaction and when you expect the terms to be finalized.
           Clarify whether the purchase of the 1,000 BTC are part of the amended agreement filed as exhibit 10.1 to your May 6, 2024 Form 8-K to purchase 5,000 BTC from the same sellers noted in your response.
           If so, tell us how the pending purchase of 1,000 BTC was impacted, if at all, by the disclosures in your June 20, 2024 Form 8-K where you indicate that the company has decided not to pursue the 5,000 BTC purchase.
           To the extent you still intend to complete the purchase of the 1,000 BTC, provide us with a breakdown of the amount of Bitcoin that will be purchased from each Seller noted in your response.
           Tell us whether there are any related party relationships between any of the Sellers, the company or its board of directors or management, or beneficial shareholders.
            Also, tell us whether there are any related party relationships between the Sellers of
            Bitcoin and the shareholders listed in the PRE14C that approved the transaction.
           Explain your disclosures where you state the company has planned to hold a special shareholder's meeting to purchase the remaining 5,167 BTC. In this regard, it appears from the "Notice of Action to be Taken without a Meeting" included in the May 8,
            2024 PRE14C that certain shareholders already approved the transaction.
           Explain how this Notice was impacted, if at all, by the disclosures in your June 20,
            2024 Form 8-K.
       Your disclosures should be significantly enhanced to address the points above. In your response provide us with disclosures you intend to provide in your amended Form 10-Q filing.

5. We note from exhibit 10.2 to your May 6, 2024 Form 8-K, on May 2, 2024, the company entered into a Bitcoin Option Contract to purchase up to 20,000 BTC over a three-year period at a fixed price of $60,000 BTC. Please revise to include a discussion of this transaction in your June 30, 2024 Form 10-Q. Also, provide us with a detailed analysis of you accounted for this transaction with the specific guidance considered.
 August 28, 2024
Page 3

Note 12. Shareholders' Equity, page 12

6. We note you recorded a $13.4 million "Investment in associate company," which appears to represent the culmination of the Future Dao transaction referenced in your March 31,
       2024 Form 10-Q. Please revise to include a footnote regarding this transaction including how you are accounting for this investment. Refer to ASC 323-10-50-3. In addition, tell us whether there were any related party interests between the company, it's officers, directors and significant shareholders and the selling shareholders of Future Dao. If so, revise to disclose the related party transactions. Refer to ASC
850-10-50.
       Please contact Megan Masterson at 202-551-3407 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Meng Lai